UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 16, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY CONCLUDES THREE-YEAR WAGE AGREEMENT

Agreement balances the best interest of employees and the long-term sustainability of Harmony

Johannesburg, Thursday, 16 September 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) has concluded a three-year wage agreement (”wage agreement”) in respect of wages and conditions of service for the period 1 July 2021 to 30 June 2024. The wage agreement was agreed with the following labour unions: The Association of Mineworkers and Construction Union (AMCU), the Coalition (comprising The National Union of Mineworkers (NUM), United Association of South Africa (UASA) and Solidarity) and The National Union of Metalworkers of South Africa (NUMSA).

Harmony CEO, Peter Steenkamp said: “This wage agreement reflects the strong partnership between Harmony and organised labour, demonstrating our commitment towards our long-term sustainability and our people. We would like to thank everyone involved for engaging constructively and keeping everyone’s best interests at heart.”

The agreement allows for the following wage increases:

a.Category 4 to 8 employees will receive a wage increase of R1,000 for each year of the wage agreement. This translates to an average increase of 8.4% for employees across these categories.
b.Miners, Artisans and Officials will receive a wage increase of 6% of their basic wage for each year of the agreement.
c.The total average wage increase negotiated is 7.8% in year 1, 7.4% in year 2 and 7.0% in year 3.
d.98% of Harmony employees are part of the bargaining unit covered by this wage agreement.

In addition to the basic wage increases mentioned above, the parties have agreed to the following benefits:

1.As part of Harmony’s drive to promote home ownership, a housing allowance will be introduced for the benefit of employees who choose to purchase a residence or who have already entered into bond agreements. The housing allowance will be R2,750 in year 1 and increase incrementally each year up to a maximum value of R3,240 in year 3.
2.Employees not eligible for the housing allowance will receive a living-out allowance of R2,500 in year 1, which will increase by R100 in year 2 and in year 3 respectively. All employees will be eligible for either a housing allowance or a living-out allowance, but not both.
3.A number of non-wage related and process issues have been agreed to, including: maternity and paternal leave; medical incapacity and medical aid benefits.

This is the first wage agreement reached outside the auspices of the Mineral Council’s central bargaining forum and will be marked by way of an in-person signing ceremony to allow all parties to participate in and witness the signing of the agreement. This ceremony will take place at the Birchwood Conference Centre in Boksburg. All the necessary Covid-19 health and safety protocols will be followed.

Ends.

For more details, contact:

Sihle Maake
Head of Communications
+27 (0) 83 722 5467
Sihle.Maake@Harmony.co.za

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120
Jared.Coetzer@Harmony.co.za

Mashego Mashego
Executive Director: Corporate Affairs
+27 (0) 82 767 1072
Mashego.Mashego@Harmony.co.za

Memory Johnstone
+27 (0) 82 719 3081
memory@rasc.co.za

16 September 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 16, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director